AB

03012572

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

50 3/5/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 28 2003
WASH. D.C. 155 SECTION

SEC FILE NUMBER
~~8-50228~~ 8-20311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 ENDING December 31, 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Beekman Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Ave. Suite 410
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynette Federer (212)-572-8320
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vayalumkal, Dominic J.
(Name – if individual, state last, first, middle name)

11 Broadway (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE

- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

For George Ganim.max

BEEKMAN SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMETARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

Dominic J. Vayalumkal
Certified Public Accountant

11 Broadway, Suite #1166
New York, NY 10004

Voice: 212-635-4155
Fax: 212-635-4156

INDEPENDENT AUDITOR'S REPORT

February 21, 2003

Board of Directors and Stockholder
Beekman Securities, Inc.
New York, New York

I have audited the accompanying statement of financial condition of Beekman Securities, Inc as of December 31, 2002 and the related statements of operations, stockholder's equity and cash flows for the year the ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsability of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting priciples used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to the above present fairly, in all material respects, the financial position of Beekman Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

DOMINIC J. VAYALUMKAL
CERTIFIED PUBLIC ACCOUNTANT

Dominic Vayalumkal

New York, New York 10004
February 21, 2003

BEEKMAN SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets - Cash	$ 34,345
Other assets	
Security Deposits & Prepaids	1,500
Art Work	2,024
Total Other assets	3,524
Total Assets	$ 37,869

LIABILITIES & EQUITY

Current Liabilities	$ 12,174
Stockholders' Equity	
Capital Stock	1,225
Paid in Capital	119,857
Deficit	(95,387)
Total Stockholders' Equity	25,695
Total Liabilities & Equity	$ 37,869

See notes to financial statements

BEEKMAN SECURITIES INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,2002

Revenue	$	237,852
General & Administrative		
Salaries & Payroll Costs		153,205
Occupancy		17,100
Communications		1,952
Other Operating Expenses		57,425
Total General & Administrative		229,682
Income from Operations		8,170
Income Taxes		4,330
Net Income	$	3,840

BEEKMAN SECURITIES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net Income	$ 3,841
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in accrued liabilities	2,548
Total adjustments	2,548
Net cash provided (used) by operating activities	6,389
Cash flow from financing activities:	
Increase in Paid in Capital	2,000
Net cash provided (used) by financing activities	2,000
Net increase (decrease) in cash and equivalents	8,389
Cash and equivalents, beginning of year	25,956
Cash and equivalents, end of year	$ 34,345
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income Tax	$ 2,264

BEEKMAN SECURITIES INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31,2002

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance Begining	$ 1,225	$ 117,857	$ (99,228)	$ 19,854
Capital Contribution		2,000		2,000
Net Income			3,840	3,840
Balance Ending	$ 1,225	$ 119,857	$ (95,387)	$ 25,695

See Notes to Financial Statements

BEEKMAN SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31,2002.

Income Taxes

The Company has elected to be taxed as an "S" Corporation. An "S" Corporation generally pays no income taxes and passes through substantially all taxable events to the shareholders of the Company. The Company is subject to New York City corporation tax.

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generallly accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses.
Actual results could vary from the estimates that management uses.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31,2002, the Company had net capital of $22,171, which was $17,171 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 55% as of December 31, 2002.

Dominic J. Vayalumkal
Certified Public Accountant

11 Broadway, Suite #1166
New York, NY 10004

Voice: 212-635-4155
Fax: 212-635-4156

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Beekman Securities, Inc.
New York, New York

I have audited the accompanying financial statements of Beekman Securities, Inc. as of and for the year ended December 31, 2002 and have issued my report dated February 21, 2003. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for puposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.
Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DOMINIC J. VAYALUMKAL
CERTIFIED PUBLIC ACCOUNTANT

Dominic Vayalumkal

New York, New York 10004
February 21, 2003

BEEKMAN SECURITIES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31,2002

Net Capital		
Stockholder's Equity		$ 25,695
Less: Nonallowable assets		3,524
Net Capital		$ 22,171
Aggregate Indebtedness		$ 12,174
Minimun Net Capital Requirement		5,000
Excess of Net Capital over Minimun		
Requirements	17,171	
Percentage of Agregate Indebtness		
to Net Capital	55%	

NOTE: There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2002.

BEEKMAN SECURITIES INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Dominic J. Vayalumkal
Certified Public Accountant

11 Broadway, Suite #1166
New York, NY 10004

Voice: 212-635-4155
Fax: 212-635-4156

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Beekman Securities, Inc.
New York, New York

In planning and performing my audit of the financial statements and supplemental schedules of Beekman Securities, Inc (the Company), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including test of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quartely securities examinations, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reverve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this reponsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or dispositon and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matter involving the internal control environment that I consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statement of Beekman Securities, Inc. for the year ended December 31, 2002 and this report does not affect my report thereon dated February 21, 2003.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its pupose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I beleive that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1394 in their regulation of registered broker dealers, and should not be used for any other purpose.

DOMONIC J. VAYALUMKAL
CERTIFIED PUBLIC ACCOUNTANT

Dominic Vayalumkal

New York, New York 10004
February 21, 2003